EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Electro Scientific Industries, Inc.:

We consent to the use of our reports dated August 14, 2006, with respect to the consolidated balance sheets of Electro Scientific Industries, Inc. as of June 3, 2006 and May 28, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 3, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of June 3, 2006, and the effectiveness of internal control over financial reporting as of June 3, 2006, incorporated herein by reference.

/s/ KPMG LLP

Portland, Oregon

October 6, 2006